Exhibit 99.1

NOTICE TO THE MARKET

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

São Paulo, March 27, 2019 - Suzano Papel e Celulose S.A (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), hereby informs its shareholders and the market that, on the date hereof, it performed the partial optional extraordinary amortization over the balance of the face value per unit of the totality of single series of unsecured simple debentures, non-convertible into Company’s shares, of the 7th issuance of the Company, through the payment of the total amount of R$ 2,056,172,600.00, comprising the portion to be amortized from the balance of the face value per unit of the totality of the debentures of such issuance plus the corresponding remuneration.

The redemption mentioned above is in line with the responsible liability management of the Company and its market positioning.

São Paulo, March 27, 2019.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer